Filed by Pivotal Holdings Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Swvl Inc.

Date: October 12, 2021

Swvl Holdings Q3 2021 Earnings Supplemental DataSwvl Holdings Q3 2021 Earnings Supplemental Data

About Swvl Our Customer Promise Table of Swvl's Operating System Contents Cutting-edge Proprietary Technology - Core of Swvl’s Virtuous Growth Cycle Core Strategy - The Fly-Wheel Eff ect ESG at Swvl - Strategy and Initiatives Q3 2021 Growth Story and Performance Highlights Swvl-O-meter and Increased Guidance Cohort Analysis - Double-clicking on the fundamentals Replicating the successful model for our fi rst city [Cairo] to accelerate new market growth Swvl's Expansion in the TaaS and SaaS segments Appendix - Keyword Defi nitions 2About Swvl Our Customer Promise Table of Swvl's Operating System Contents Cutting-edge Proprietary Technology - Core of Swvl’s Virtuous Growth Cycle Core Strategy - The Fly-Wheel Eff ect ESG at Swvl - Strategy and Initiatives Q3 2021 Growth Story and Performance Highlights Swvl-O-meter and Increased Guidance Cohort Analysis - Double-clicking on the fundamentals Replicating the successful model for our fi rst city [Cairo] to accelerate new market growth Swvl's Expansion in the TaaS and SaaS segments Appendix - Keyword Defi nitions 2

About Swvl

About Swvl:
Swvl is the leading mass transit player globally providing B2C and B2B/B2G solutions to make transportation more affordable, reliable and convenient for its users and corporate clients.

Swvl is expanding fast and is now in 6 countries across the world. With an ambitious team, Swvl plans to expand the footprint globally with a **"demand-responsive, supply agnostic, self-optimising and an asset light"** mass transit system.

6
Countries

245M
pounds CO2 emissions prevented

61.3M
Cumulative bookings

48.3K
Cumulative routes launched

1.8M
Users serviced
(excluding B2C/B2G users)

19.4K
Captains onboarded

Note: All figures presented on this slide are as-of September 30, 2021.

swvl
3

Our Customer 7 minutes to station Air conditioned and top quality Low average walk to station (7 mins) 01. Promise 5 days in-advance booking system 95% on time pickups Reliable and Convenient 4.7/5 customer rating Multiple payment options Critical incident teams and third-party Vetted drivers with background checks professional providers 02. Ability to share live ride status Ability to contact/trace Safe Far more affordable than alternatives 03. Swvl Ride-hailing and Taxi Valuable $1.10 - $2.20 $5.00 - $8.00 4Our Customer 7 minutes to station Air conditioned and top quality Low average walk to station (7 mins) 01. Promise 5 days in-advance booking system 95% on time pickups Reliable and Convenient 4.7/5 customer rating Multiple payment options Critical incident teams and third-party Vetted drivers with background checks professional providers 02. Ability to share live ride status Ability to contact/trace Safe Far more affordable than alternatives 03. Swvl Ride-hailing and Taxi Valuable $1.10 - $2.20 $5.00 - $8.00 4

Swvl’s Operating System

Swvl's operating system enables it to continuously utilize vehicles by pooling demand across different use cases and seasonality, thus significantly improving the assets' ROI, reducing the cost structure, and enhancing the margin opportunity.


Swvl's Operating System
Fulfilled by
Powered by
Intra-city
B2B / B2G
Inter-city
Mall
Work
Customer
School
Weekend
Getaway

Swvl's businesses complementing each other..

- The B2C (Intra-city and Inter-city) and B2B/B2G (SaaS/TaaS) businesses of Swvl cater to different use cases and have their own specific target segment; this allows customers to book rides across categories, thereby increasing the lifetime value
- The businesses also complement each other with different demand distribution trends throughout the year enabling the portfolio to de-risk against seasonality and other demographic, consumer behavior patterns.

B2C



Intra-city: users book seats on vehicles available exclusively to the platform to commute within a given city

Inter-city: users book and go on long distance trips either on buses available exclusively to the platform or on buses marketed through Swvl

B2B/B2G



B2B/B2G (SaaS/TaaS): enables corporates, schools and transit agencies to provide optimized mass-mobility solutions via SaaS (Technology only) and TaaS (Technology + Fleet Operations)

5

Cutting-edge proprietary technology is the core of Swvl's virtuous growth cycle and creates a superior competitive moat

1 Predict and identify latent demand

Predicting demand for facilitating better selection



Map the City

- Swvl divides the city into equal areas (i.e., hexes)
- Hexes are the basic unit of analysis to build a network

Predict and Identify Latent Demand

- Run regression analysis to identify major demand pairs
- Use in-app search data, social-media listening to understand potential user movement between hexes

Capture Latent Demand, Optimize Existing Areas

- Determines hexes to add stations
- Run machine learning algorithm to predict revised network performance

2 Create routes around demand clusters

Automated route creation to maximize demand conversion


Demand Estimation
Route Creation
Network Design
Captain Assignment
Backup Assignment

Create routes centered around demand clusters and deliver on the reliability promise

- A ML algorithm identifies key pockets of latent and existing demand for a given city
- A ML, self-evolving model, defines optimum routes to maximize demand capture, minimize network-wide cannibalization, minimize walk to station distance and define the right schedule time to deploy vehicles
- An algorithm assembles sets of routes in coherent plans that maximize demand capture, vehicle owner earnings, vehicle utilization, and driver's convenience
- An "ambulance" like fleet is placed across the network to minimize the impact of vehicle breakdowns/no-shows and maintain customer promise

3 Create dynamic routes

Dynamic routing improves user experience, providing greater convenience



- **Dynamic Routing (DR)** is a proprietary computational technology developed by Swvl
- Enables Swvl to adapt, real-time, to actual demand pockets, as vehicles move around the city
- Creates stations on the fly to maximize demand capture
- Identifies tolerable travel time budgets for riders and ensures no breach of the ETA promised to customers
- **Finds the best route** that optimizes for the walk to station distance and the travel time
- **Evolution of a route** dynamically upon discovering a new rider
- Converts to a real station if adding the stop will keep route within prior customer travel time and walk to station budgets

4 Create cost efficient plans

Providing more affordable customer ride starts with minimizing cost per KM incurred while enhancing vehicle ROI



Plan stitching tool creates thousands of plans per week while continuously decreasing cost per KM and increasing vehicle ROI

- Machine learning (ML) algorithm "stitches" multiple routes into a plan
- A plan optimizes for driver convenience and earnings by maximizing the driven monetized KMs via a system of 2-6 rides per plan with a combination of retail, travel and TaaS rides
- The algorithm helps ensure that the end point of every ride is conveniently close to the starting point of the subsequent ride
- The model helps ensure maximum vehicle RoI and maximum customer demand capture for every vehicle

Fly-Wheel Effect
Swvl's Core Strategy



Lower cost structure
Better selection
Lower average fare per trip
Denser network
Shorter walking distance
More drivers and vehicles
swvl
Better customer experience
More rides per customer



More drivers & vehicles implies more route creation
Enables cross-dispatch (lower in cost/km + better earnings/captain)
More routes -> Denser network -> Lower walk to station
Lower cost, walk to station -> Better CX & higher willingness to pay
This drives more traffic and more users on the platform

Detailed Study of Cairo Cross-Utilization

Case Study(1): Cross-utilization of vehicles between different categories including B2C and B2B/B2G at Swvl is the key to augment the fly-wheel effect at a faster pace, leading to a significant increase in captain earnings and retention and at the same time significantly reducing the cost per kilometer and thereby steering Swvl towards efficiency and profitability.

Cross-dispatched Capacity B2C (thousands)



82
95
139
176
199
221
Apr
May
Jun
Jul
Aug
Sep
3x
Growth in 6M

swvl — Intra-city captains serving Inter-city rides

	Non Cross-utilized Fleet	Cross-utilized Fleet	Change
Earnings (2)	$228	$429	88% ▲
Cost per km (3)	$0.020	$0.015	-26% ▼

swvl travel — Inter-city captains serving Intra-city rides

	Non Cross-utilized Fleet	Cross-utilized Fleet	Change
Earnings	$433	$608	41% ▲
Cost per km	$0.015	$0.012	-17% ▼

Impact of Cross-utilization on Supply Retention → Uplift in 30-day Rolling Retention % (4): 12% ▲

(1) All data considered in the case study is for the period April 2021 - Sep 2021 (2) Earnings is the gross income of a captain in US Dollars (3) Cost per km is the cost of supply per total available seat kilometer in US Dollars (4) 30-day Rolling Retention is the percentage of retained captains out of the total active captains as per the last 30-day period

7

ESG at Swvl

Providing the Right to Mobility

ESG Strategy

Humanising the Daily Commute

Enabling our Societies

Caring for the Planet

Humanizing the Daily Commute by obsessing about the well-being of each individual rider

99.86%
Accident Free Rides
Driven by efficient routing algorithms and the ongoing training, up-skilling of captains

~0.64km
Walking Distance
In-house dynamic routing technology helps reduce walk to station and improve access

~5.3min
Average Lateness
De-risked network with optimized backup assignment; ~50% lower lateness than developed markets

Enabling our Societies by acting as a responsible societal agent

14.4M person-hours
Congestion Reduced
Maintaining 80-85% utilization across our fleet resulting in less buses and cars on the road

27k+
Free Essential Bookings
22K+ bookings catering to front-line workers and 5K+ bookings to/from vaccination centres

Caring for the Planet by reducing greenhouse gas emissions

~245M pounds
CO_2 Emission Prevented
Maintaining 80-85% utilization across our fleet resulting in less buses and cars on the road

EVs
Accelerating Adoption
Introducing EVs and will continue to accelerate adoption

8

Q3 '21 Growth Story and Performance Highlights 9Q3 '21 Growth Story and Performance Highlights 9

Gross Revenue Quarter on Quarter - Gross Revenue ($ in millions) US$ 16.0 US$ 16 14x growth over last 3 years 14x US$ 12 Growth 3.6x quarter on quarter growth $68M US$ 8.7 US$ 8 1.8x pre-COVID19 levels ARR US$ 4.4 as on Sep 2021 US$ 4 All around growth across all KPIs including US$ 1.1 capacity, utilization and average trip fare has resulted in a rapid gross revenue Q3-2018 Q3-2019 Q3-2020 Q3-2021 growth COVID-19 related restrictions & lockdowns were a contributing factor to this drop in revenue 10Gross Revenue Quarter on Quarter - Gross Revenue ($ in millions) US$ 16.0 US$ 16 14x growth over last 3 years 14x US$ 12 Growth 3.6x quarter on quarter growth $68M US$ 8.7 US$ 8 1.8x pre-COVID19 levels ARR US$ 4.4 as on Sep 2021 US$ 4 All around growth across all KPIs including US$ 1.1 capacity, utilization and average trip fare has resulted in a rapid gross revenue Q3-2018 Q3-2019 Q3-2020 Q3-2021 growth COVID-19 related restrictions & lockdowns were a contributing factor to this drop in revenue 10

Capacity & Utilization

Capacity

8x growth over last 3 years

3.3x quarter on quarter growth

1.2x pre-COVID19 levels

Combination of high captain retention and low acquisition cost (both as a result of ability to offer up to 2x driven earnings driven by higher vehicle utilization) led to strong capacity growth

Utilization

73% growth over last 3 years

22% higher than pre-COVID19 levels

Dynamic routing (which we believe led to reduction in walk to station) and dynamic pricing (which optimizes pricing to drive utilization) developed during COVID-19 drove increase in utilization

Capacity and Bookings (in millions)



Capacity (1) Growth 8X
Bookings (2) Growth 13X
83% Utilization
48% Utilization (3)
1.5
0.7
8.7
5.9
3.3
2.7
10.9
9.0
COVID-19 related restrictions & lockdowns were a contributing factor to this drop in capacity/ bookings
Q3 '18
Q3 '19
Q3 '20
Q3 '21
Capacity
Bookings

Swvl's cutting edge, in-house search based capacity allocation engine enables the optimal allocation of capacity on routes throughout the network based on the geospatial distribution of user searches

*Swvl has leveraged this technology which has enabled the bookings growth at a faster pace than the capacity expansion leading to a substantially higher utilization level of **83%***

(1) Capacity: Total number of bookable seats (2) Bookings: Total seats booked by the users (3) Utilization: Percentage of seats booked out of all available seats

11

Active Users Quarterly Active Users - B2C (thousands) 600 507.7 6x growth over last 3 years 450 6x 346.3 Growth 3.1x quarter on quarter growth 300 165.0 1.5x pre-COVID19 levels 150 79.1 Q3-2018 Q3-2019 Q3-2020 Q3-2021 Combination of high user retention and low acquisition cost (both as a result of ability to offer a reliable, safe and COVID-19 related restrictions & lockdowns were a contributing convenient ride up to 80% cheaper than factor to this drop in active users private transport) led to strong active user growth (1) 12 (1) Active Users: Number of users who have done at least 1 booking in a given time frameActive Users Quarterly Active Users - B2C (thousands) 600 507.7 6x growth over last 3 years 450 6x 346.3 Growth 3.1x quarter on quarter growth 300 165.0 1.5x pre-COVID19 levels 150 79.1 Q3-2018 Q3-2019 Q3-2020 Q3-2021 Combination of high user retention and low acquisition cost (both as a result of ability to offer a reliable, safe and COVID-19 related restrictions & lockdowns were a contributing convenient ride up to 80% cheaper than factor to this drop in active users private transport) led to strong active user growth (1) 12 (1) Active Users: Number of users who have done at least 1 booking in a given time frame

Gross Margins Quarterly Gross Margins 30.00% 144% growth over last 3 years 22.4% 22.50% 144% 17.6% >20% GM in Q3-2020 as priority was to Growth 15.00% conserve cash during COVID-19 7.2% 780% higher than pre-COVID19 levels 7.50% 2.0% Combination of growth across KPIs Q3-2018 Q3-2019 Q3-2020 Q3-2021 including utilization, average trip fare and On account of the COVID-19 related reduction in cost per seat (due to higher restrictions & lockdowns, the focus of the company was to conserve vehicle utilization obtained through cross cash and boost profi tability during this period utilization of vehicles between B2B/B2G & B2C) resulted in strong gross margin (1) expansion 13 (1) Gross Margins (GM): Margin post the supply cost

Net Margins Quarterly Net Margins 15.00% 2.1% 330% growth in Net Margins over the last 3 0.00% years -15.00% -12.5% Profitable in Q3-2020 as priority was to conserve cash during COVID-19 330% -30.00% Growth 279% higher than pre-COVID19 levels -45.00% -47.4% Net margin maintained within -11% range (1) -53.8% due to strategic focus on topline growth Q3-2018 Q3-2019 Q3-2020 Q3-2021 On account of the COVID-19 related restrictions & lockdowns, the focus of the company was to conserve cash. 14 (1) Net Margins (NM): Margin post the supply costs, promotions, refunds, waivers and the captain incentives.Net Margins Quarterly Net Margins 15.00% 2.1% 330% growth in Net Margins over the last 3 0.00% years -15.00% -12.5% Profitable in Q3-2020 as priority was to conserve cash during COVID-19 330% -30.00% Growth 279% higher than pre-COVID19 levels -45.00% -47.4% Net margin maintained within -11% range (1) -53.8% due to strategic focus on topline growth Q3-2018 Q3-2019 Q3-2020 Q3-2021 On account of the COVID-19 related restrictions & lockdowns, the focus of the company was to conserve cash. 14 (1) Net Margins (NM): Margin post the supply costs, promotions, refunds, waivers and the captain incentives.

Swvl-O-meter and Increased 2022 Guidance Q3 ’20 vs Q3 ’21 Substantial outperformance across all KPIs in Q3 '2021 Gross Revenue $16M Active Users 507K 264% jump from same quarter last year 207% jump from same quarter last year 264% 207% Capacity 10.7M Fleet Utilization at 83% 229% jump from same quarter last year 83% 229% FY 2022 Gross Revenue Guidance $155M Up 10% from Prior $141m 15Swvl-O-meter and Increased 2022 Guidance Q3 ’20 vs Q3 ’21 Substantial outperformance across all KPIs in Q3 '2021 Gross Revenue $16M Active Users 507K 264% jump from same quarter last year 207% jump from same quarter last year 264% 207% Capacity 10.7M Fleet Utilization at 83% 229% jump from same quarter last year 83% 229% FY 2022 Gross Revenue Guidance $155M Up 10% from Prior $141m 15

Cohort Analysis Double-clicking on the fundamentals 16Cohort Analysis Double-clicking on the fundamentals 16

Schedule Utilization

A comparison of the 2019 and 2021 cohort shows a ~89% decrease in the time taken (in months) to reach > 60% levels of schedule utilization (1)

This is primarily driven by the network optimization engines powered by Artificial Intelligence which constantly learns and optimizes with every ride building the first of its kind self optimizing mass transit system

2019 Cohorts took 9 months to reach ~60% Utilization

Activation Month	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Jan 19	37.0%	39.7%	41.9%	47.0%	50.9%	44.3%	55.7%	56.7%	61.0%
Feb 19	24.5%	29.0%	34.3%	43.9%	39.0%	47.2%	51.3%	55.3%	58.5%

2021 Cohorts take just ~0-1 month(s) to reach similar or greater levels of Utilization

Activation Month	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Jan 21	72.4%	57.4%	70.4%	83.5%	86.7%	81.3%	83.0%	85.4%	84.1%
Feb 21	68.8%	65.5%	67.7%	74.6%	68.1%	69.1%	69.5%	70.2%	
Mar 21	56.4%	61.4%	66.0%	69.3%	70.4%	72.5%	72.6%		
Apr 21	92.2%	94.5%	95.3%	95.9%	96.9%	97.3%			
May 21	66.8%	60.5%	68.0%	72.4%	67.7%				
Jun 21	64.4%	73.0%	76.7%	75.6%					
Jul 21	81.4%	83.7%	82.9%						
Aug 21	74.6%	70.0%							
Sep 21	81.5%								

(1) Schedule: A combination of a route and an hour, the schedule utilization is the percentage of seats booked out of all available seats in a schedule swvl

17

Gross Revenue per user

A comparison of the 2019 and 2021 cohort shows a ~33% decrease in the time taken (in months) to cross the same gross revenue per user (1) ($14 per month)

This is driven by dynamic pricing technology which considers users' behaviour on the platform & churn probability to adjust pricing which increases user affinity on the platform.

Also the abundance of services including intracity, intercity & charter rides cater to more use cases and hence increases revenue per user

2019 Cohorts took 6 months to reach $14 per month of gross revenue per user

Activation Month	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Apr 19	$4.1	$8.6	$8.4	$12.4	$11.8	$14.2	$15.1	$12.5	$12.7
May 19	$4.1	$7.7	$12.4	$11.3	$13.6	$14.4	$12.1	$12.6	$12.4

2021 Cohorts take just 2 months to cross $14 per month of gross revenue per user

Activation Month	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9
Jan 21	$7.5	$15.5	$21.3	$17.9	$18.4	$27.4	$24.8	$27.1	$19.2
Feb 21	$7.9	$23.1	$19.1	$19.1	$25.8	$22.6	$25.5	$18.8	
Mar 21	$7.8	$15.3	$13.3	$17.9	$14.3	$15.6	$13.9		
Apr 21	$6.5	$11.4	$13.6	$12.9	$12.8	$11.2			
May 21	$6.3	$14.8	$13.3	$12.5	$11.5				
Jun 21	$9.0	$19.8	$18.9	$15.0					
Jul 21	$11.5	$21.7	$17.0						
Aug 21	$10.5	$14.9							
Sep 21	$9.1								

(1) Revenue per user is the income generated per active user in the defined time-period swvl

18

Building upon the successful model of our fi rst city [ Cairo ] to accelerate new market growthBuilding upon the successful model of our fi rst city [ Cairo ] to accelerate new market growth

Cairo
A Success Story

Launched in March 2017, Cairo is the first market for Swvl.

Cutting-edge technological solutions like demand estimation, demand based capacity allocation, automated dynamic routing and pricing algorithms and supply biding platforms coupled with the flawless execution capability of the Swvl team has made Cairo a success story.



Monthly Utilization (%)
110%
83%
55%
28%
0%
1/1/2019
1/1/2020
1/1/2021
Q3 '21 Utilization
92%



Monthly Gross Margin (%)
45%
30%
15%
0%
-15%
-30%
-45%
-60%
1/1/2019
1/1/2020
1/1/2021
Q3 '21 GM%
31%

The net margin is maintained at near break even levels due to a strategic focus on growth. With the growth related investments including promotions, refunds and waivers declining, the convergence of gross and net margin becomes inevitable.



Monthly Net Margin (%)
35%
0%
-35%
-70%
-105%
-140%
1/1/2019
1/1/2020
1/1/2021
Q3 '21 NM%
-2.9%

Shows the contribution of COVID-19 related lockdowns and restrictions swvl

20

Replicating Successful Cairo model Other Cities Months to 50K Bookings Months to 100K Bookings 6 Accelerating Even Faster 6 9 8 8 5 8 7 5 4 6 5 5 3 4 2 2 Swvl plans to continue focus on growth for 3 2 2 2 the remaining cities to reach critical mass 2 1 faster and generate levers to optimize the 0 economics in a sustainable manner. Cairo Nairobi Lahore Karachi Islamabad Cairo Nairobi Lahore Karachi Islamabad As evident in the charts, other cities are Months to 150K Bookings Months to 200K Bookings reaching the milestones much faster than 8 Cairo. 8 12 10 10 9 6 5 8 4 6 4 6 3 4 3 2 2 0 Cairo Lahore Islamabad Karachi Cairo Nairobi Lahore Karachi 21

Swvl's expansion in the TaaS and SaaS segments Swvl's expansion in the TaaS and SaaS segments

Swvl's Expanding Business in the TaaS and SaaS segment

Quarterly Revenue TaaS/SaaS


2.5x
Growth
US$ 2.1
US$ 2.4
US$ 5.2
Q3-2019
Q3-2020
Q3-2021

Active Clients TaaS/SaaS


3.5x
Growth
45
93
156
Sep-2019
Sep-2020
Sep-2021

150+ Active Clients Globally

Prospective Client Pipeline

$174M

Active pipeline (ARR) as of Sep '21

Customer Satisfaction

(1) Net Promoter Score survey conducted in Egypt in Q3 2021

40

Net Promoter Score (1)

38%

*higher than the global benchmark**

A Diversified Clientèle

(2) Others includes the following industries - e-Commerce, Startup & Technology, Logistics, Oil & Gas, Public sector, Retail


6%
2%
2%
41%
6%
13%
8%
1%
6%
1%
15%
Aviation
Banking and FS
Construction
Education
Food & Beverages
Healthcare
Hospitality
ICT
Manufacturing
Real Estate
Textile
Others (2)

* Source for the NPS Global benchmark: https://www.b2binternational.com/what-we-do/customers/net-promoter-score-nps/

Swvl Case Study:
Leading Insurance provider

Insurance company chooses operational visibility and employee safety for its Egyptian employees with Swvl's route optimization and real-time tracking solutions

Swvl Business Results

5% Cost Reduction

10% Less Vehicles

90% Customer Satisfaction

Client

One of the largest global insurers in the world, provides its customers with a full suite of products that saves and protects their life and livelihood.The French multinational firm became one of the top 5 insurance providers in Egypt within 5 years of establishing their presence.

Overview

The organization had a history of operational issues with its transportation, which led it to solicit proposals for solutions from transportation providers.
While all leading providers in the Egyptian market bid, Swvl managed to win with our competitive price and the promise of a better service.

Use-Case

Automation of daily transportation from manual operations to digital - giving complete visibility of every moving part in the system.

Challenges

- Unreliable and unprofessional drivers
- Poor quality vehicles
- Multiple safety violations
- Operational invisibility

Solutions

Route Optimization and Fleet Mix

Optimized routes and fleet mix to achieve higher fleet utilization and lower costs.

24/7 Support

Swvl support is accessible 24/7 over call and in-app to ensure a high quality in-ride experience. Any issue with the captains or vehicles is resolved at the quickest pace.

Real-time Tracking

The administrator can track all rides in real-time without any manual touch points on the Swvl Business Dashboard. Each rider can do the same from the Swvl App.

24

Expansion to Europe

with a controlling interest in Shotl

22 Cities across 10 countries (1)

>350,000 Bookings to date

Municipality and Corporate client base

HI TRANS · Autoguidovie Area di Pavia · Flughafen München · avanza by Mobility ADO · Shuttlemare

Expected to further Swvl's mission of empowering under-served communities globally with safe, efficient and cost-effective mobility solutions

Swvl gains access to an additional ~$35-60BN transit tech market by joining hands with Shotl swvl
The yellow dots represent the potential new market launches that can be accelerated with the acquisition of a controlling interest in Shotl

Swvl X Shotl *(Geographic, Product and Tech synergies)*

Swvl: Strong and growing presence in the MENAP region with highly satisfied users and corporate clients

Shotl: Strong and growing presence in the EU and with highly satisfied users, corporate clients and B2G agencies

Swvl: Offerings are tailored for condensed geographies and peak hour scheduled commute use-cases

Shotl: Product caters to the on-demand use-case. Combined mobility solutions will cater to wide range of use-cases

Swvl: Dynamic routing, pricing, geospatial demand based capacity allocation engine

Shotl: On-demand SaaS technology and DRT (2) capabilities

(1) Including Brazil, Japan, Spain, Germany, France, UK, Italy, Switzerland, Portugal and Finland. Certain operations currently interrupted due to COVID-19 (2) Demand-responsive transit.

25

Shotl Case Study:

Munich Airport: Large corporate site with unpredictable mobility patterns

Shotl Results

6 mins	**Average Travel Time**
7 mins	**Average Wait Time**
4.8	**Satisfaction Rating**


ShuttleMe

Business Problem

38,000 Employees

Employees had complex mobility needs, highly unpredictable employee movements

70 Company Cars

Cars were under-utilized, involved a lot of time in parking and longer waiting time for return journeys

Longer Waiting Time

Longer waiting time for return journeys

Challenge

Find a new way to move employees without raising prices sky-high.

Solution

Configured a white-label on-demand service called ShuttleMe with three branded minivans and professional drivers. During working hours, airport employees can book a pick-up and drop-off in real-time via the Passenger App from any of the stops covering the entire airport.

Adoption

+620%

Increase in passengers per day; 180 up from 25

1250

Registered Users

26

Thank YouThank You

AppendixAppendix

Q3 2021 Unaudited FinancialsQ3 2021 Unaudited Financials

Keyword Definitions Keyword Deﬁnition / Formula Bookings Bookings = ∑ Search sessions * Conversion % (Sum of booked seats with status completed, missed or cancelled) Capacity Seat count of non cancelled rides Utilisation Percentage of ﬁlled seats out of all available seats. Utilisation = Bookings/Capacity (as per deﬁnition Bookings here refer to Complete Bookings, Cancelled Bookings, as well as Missed bookings) Revenue (GMV) GMV = Bookings * ATF (Sum of amounts billed to customers for bookings they made) COGS Sum of amounts invoiced by our suppliers (vehicle owners) for the rides they provided Gross Margin (GM) GM = Revenue - COGS Promos Sum of discounts awarded to customers in the form of direct rebates on the fare, discounted package (bulk purchase) fares, and free credits awarded to their wallets Refund Refund done to customers' wallets in the case of an eligible cancellation Waivers Compensation given to customers in case of bad experience Captain Bonuses & Deductions (CBD) Sum of incentives awarded to our Captains (Drivers) and deductions made to Captains' pay as a result of non-compliance to delivery standards Net Margin (NM) NM = GM - Promos - Refunds - Waivers - CBD Average Trip Fare (ATF) ATF = Revenue/Bookings (Average fare billed to our customers.) Route SWVL way of deﬁning a starting point to a destination point with multiple stations as pickup/dropoﬀ points for users Schedule A combination of a route and an hour is called a schedule Monthly active users Number of users who have done at least 1 booking in the month New Users Users who made their ﬁrst booking in the current time period Retained Users Existing users who made a booking in the current and the previous time period Retention Rate The % of users retained in the current time period Reactivated Users Existing users who made a booking in the current time period but not the previous time period Reactivation Rate The % of users reactivated in the current time period ARR Annual recurring revenue; it is the recurring revenue a company can expect in a year (annualized version of MRR i.e. Monthly recurring revenue) B2B Business-to-business refers to a transaction or commercial business dealing between two companies B2C Business-to-consumer (also known as Direct-to-consumer) refers to selling products and/or services directly to customerswho are the end-users B2G Business-to-government, refers to the business relationship a company can have with a government institution TaaS Transportation as a Service SaaS Software as a service Net Promoters Score Metric used in customer experience programs to measure the loyalty of customers for SWVL